SCAILEX CORPORATION LTD.

July 31, 2007

VIA EDGAR

Kevin Vaughn
Branch Chief
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Scailex Corporation Ltd. Form 20-F for the Year Ended December 31, 2006 File No. 000-12332

Dear Mr. Vaughn:

Scailex Corporation Ltd. (“Scailex” or the “Company”) encloses herewith responses to the comments raised by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 6, 2007 with respect to the Form 20-F of Scailex for the year ended December 31, 2006. Below we have noted the Staff’s comment in bold face type and Scailex’s responses in regular type. The numbering corresponds to the comment numbers in the Staff’s above referenced letter.

Form 20-F for Fiscal Year Ended December 31, 2006

Item 15T. Controls and Procedures, page 82

1.	We note your disclosure that your chief executive officer and chief financial officer have concluded that "[your] disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in [your] periodic reports to the SEC". The language that is currently included after the words "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

In response to the Staff’s comment, Scailex will make the requested revision in future filings.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.	We note that your independent auditors' report relies on the audit report issued by other independent registered public accounting firms for associated companies of which the company's share of losses was $1,418,000 in 2004 and that you have included the audit report and financial statements for Objet Geometries Ltd. starting on page O-2. However, we note on page O-5 that Objet Geometries Ltd. recognized stand-alone losses of only $845,000 in fiscal 2004. Please reconcile for us the net loss disclosed in the Objet financials and your share of losses in these associated companies. To the extent that you have relied on the work of other auditors for any other associated companies, please revise to include the report of the other auditors. Refer to the guidance in Rule 2-05 of Regulation S-X.

Of the amount of $1,418,000 which appears in the independent auditors report for which the Company’s principal accountants relied on other independent registered public accounting firms for associated companies, $1,124,000 of this amount relates to Scailex’s investment in Objet Geometries Ltd. (“Objet”) and is comprised of the following: (i) an amount of $192,000, which was the Company share in the losses of Objet (an approximate average holding rate of 22.7% from losses of $845,000 of Objet in fiscal year 2004) and (ii) amortization of the excess amounts of the cost of the Company’s investments in Objet over Scailex’s share in Objet’s net assets of $932,000. The excess amounts of $3,450,000, $623,000 and $683,000, which were created as a result of investments made in May 2000, January 2003 and December 2003, respectively, were attributed to technologies and amortized over five years.

The remaining amount of $294,000 (out of the total of $1,418,000) represents a loss arising from Jemtex Inkjet Printing Ltd. (“Jemtex”) (as described below), which was an associated company through the end of 2003 and the consolidation of which by Scailex began at the beginning of 2004. As disclosed in footnote 4(a) to the consolidated financial statements of Scailex for 2004, the Company’s share in losses of associated companies in 2004 included a $294,000 share in losses of Jemtex prior to its consolidation. Upon the full consolidation of Jemtex and because the Company was at that time the sole financing source of Jemtex, the Company consolidated 100% of the capital deficiency of Jemtex which created a balance of additional losses of $294,000 reflected by the Company in its 2004 financial statements. This amount of $294,000 was classified under “Share in Results of Associated Company” for 2004 reflected in the Company’s 2006 financial statements (as part of the aggregate amount of $1,418,000), while it should have been classified under “net income from discontinued operations.” Scailex’s auditors did not rely on the auditors of Jemtex in the 2006 financial statements for any of the reported periods.

The Company believes that the amount of $294,000 is immaterial in relation to overall results for 2004 (0.6% of “net income from discontinued operations” and 0.6% of “net income” for 2004) as well as in relation to the Company’s total assets and shareholders’ equity as of December 31, 2004 (0.1% and 0.2%, respectively), all as reported in the 2006 consolidated financial statements. Moreover, qualitatively, the Company believes that a reclassification to the 2004 consolidated financial statements (if taken) would not provide any meaningful information to an investor due to the fundamental changes the Company has undergone since 2004, reflected in practice in the discontinuation of all operating segments of the Company that existed in 2004.

Note 1. General, page F-8

(b) Discontinued Operations, page F-8

3.	We note that you entered into a reorganization agreement related to Jemtex InkJet Printing Ltd. (Jemtex) and that you reduced your ownership percentage in this company from 75% to 15% during August 2006. We further note that you reported the operations of Jemtex as discontinued operations for each reporting period. Please provide us with your analysis of paragraph 42 of SFAS 144 and EITF 03-13 as it relates to the Jemtex transaction.

The decision to sell Scailex’s interest in Jemtex was part of a broader plan of Scailex to dispose of its digital printing businesses and to explore other strategic investments and business opportunities. Prior to the Jemtex transaction in 2006, Scailex completed the following main transactions to dispose of its interests in the digital printing business:

—	In January 2004, the operations of Scitex Digital Printing Inc. (“SDP”), Scailex’s then indirect wholly-owned subsidiary, were sold to Eastman Kodak Company. SDP was involved in the high-speed digital printing business.
—	In November 2005, Scailex sold the operations of Scailex Vision Ltd., its then majority-owned subsidiary, which was involved in the wide format segment of digital printing, to Hewlett-Packard Company.

Jemtex, which had been Scailex’s smallest consolidated company and one which has accumulated losses since incorporation, was involved in the Continuous Ink-Jet Digital Printing for the Industrial Applications segment, and Scailex’s decision to dispose of Jemtex was made in the context of its plan to dispose of its digital printing businesses, described above.

Scailex had been trying to sell Jemtex for nearly two years prior to the 2006 reorganization transaction, including advanced negotiations for the outright sale of Jemtex with leading corporations in the printing field. When the sale efforts were unsuccessful, Scailex determined to cease financing Jemtex mainly as: (1) Jemtex had incurred expenses and minimal revenues during each fiscal quarter for an extended period of time, and (2) there was much uncertainty relating to Jemtex’s products, technology and business, as well as Jemtex’s ability to market its products commercially. As a direct result, Jemtex’s board of directors resolved to commence the preparations for the dissolution of Jemtex, and, accordingly, Jemtex sent termination notices to all its employees in July 2006.

Promptly following the delivery of termination notices to Jemtex employees, Jemtex management, which included two senior managers (Mr. Avraham Raby and Dr. Yehoshua Sheinman), approached Scailex, proposing to continue operating Jemtex on their own. Scailex accepted the proposal and entered into the reorganization agreement, which reduced Scailex’s share in Jemtex for no consideration to 15% on a diluted basis (taking into account stock options granted to employees at NIS 0.01 par value and/or reserved to employees) and approximately 19.2% of the outstanding shares. The determination to proceed with the transaction on these terms was based on Scailex’s belief that Jemtex represented more of a liability than an asset. The parties shared a clear mutual understanding that Scailex would provide no further financial support to Jemtex nor play any role whatsoever in the daily management of Jemtex. Scailex believed that the possibility that Jemtex would succeed and its value would appreciate was at best remote.

However, with a remaining stake of 15% and no further commitment to, or involvement in, the business of Jemtex in any form, Scailex views the 15% stake as a financial investment. For further details related to the reorganization agreement please see note 1(b)(3) to the Company’s 2006‘s financial statements.

On January 4, 2007, pursuant to an investment agreement that Jemtex undertook with a third party, Scailex was paid $1.0 million (plus interest), and in accordance with the terms of the reorganization agreement discussed above, the remaining balance of the $3.0 million in outstanding loans was forgiven and deemed to be paid in full. With the introduction of the third party investor, a number of the provisions of the reorganization agreement were amended, including a grant of an option to Scailex to invest $3.0 million in shares of Jemtex, based on a valuation of Jemtex of $20 million, before August 2009.

Management has reached the conclusion that the results of operations of Jemtex should be reported as discontinued operations, per the following analysis:

Par 42 of FAS 144 and EITF 03-13 set forth two conditions, which, when both are met, cause the results of operations of a component of an entity to be properly reported as discontinued operations.

First condition in par 42 of FAS 144: “the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction”.

Following the reorganization transaction, which took place in August 2006, management of Scailex did not expect continuation of operations or direct cash inflows to or outflows from the Jemtex operations. Jemtex is a separate legal entity, which continues its separate activities following the reorganization, and neither the revenue-producing activities (cash inflows) or cost-generating activities (cash outflows) are assumed or continued by the Company. EITF 03-13 differentiates between direct and indirect cash flows and, per EITF 03-13, the determination of whether continuing cash flows are direct or indirect should be based on their nature and significance. As discussed above, on January 4, 2007, the remaining $3.0 million loan balance was cancelled after payment by Jemtex to Scailex of $1 million, which was an indirect cash flow because of its nature as solely a financing arrangement. Following the cancellation of the loan, no significant cash flows, direct or indirect, are currently expected from Jemtex. Therefore, it is clear that the first condition has been met.

Second condition in par 42 of FAS 144: “the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

Par 11 of EITF 03-13 describes certain factors that should be considered in evaluating whether the Company has significant continuing involvement in Jemtex, based on all types of continued involvement from a qualitative and quantitative perspective:

Par 11a of EITF 03-13: “The ongoing entity retains an interest in the disposed component sufficient to the ongoing entity to exert significant influence over the disposed component’s operating and financial policies. For this purpose, a cost method investment in ordinary shares would not be considered significant continuing involvement.”

Management of Scailex has assessed the following factors to determine whether it can exercise significant influence:

(i)	The nature and significance of the investment in Jemtex. As described above, Scailex has entirely changed its business focus in the last several years and has disposed of all of its holdings in the digital printing business in which Jemtex was the smallest business. As to the significance of Scailex’s remaining investment in Jemtex, the fact that Scailex was ready to abandon its investment in Jemtex by liquidating Jemtex and ultimately relinquished most of its holdings in Jemtex to its management for no consideration, clearly indicates that Scailex views the value of its investment as insignificant (or close to nothing). The remaining investment in Jemtex is also insignificant when compared to Scailex overall, whose shareholders’ equity as of December 31, 2006 was approximately $285 million;

(ii)	The capitalization structure of the investee. Scailex owns on a diluted basis 15% (taking into account stock options granted to employees at NIS 0.01 par value and/or reserved to employees). In addition, the option to make an additional investment in Jemtex as described above does not provide Scailex with any additional rights in Jemtex prior to the exercise of the option. Furthermore, based on the Company’s current business strategy and its views about the value of Jemtex, Scailex views the value of the option as de minimis and believes that it is highly unlikely that the option will be exercised prior to expiration (taking also into consideration that the option is currently far out of the money). Management of Scailex has concluded that the capital structure of Jemtex does not include any elements which would indicate that Scailex has the ability to exercise significant influence;

(iii)	Voting rights, veto rights, and other protective and participating rights held by investor. Scailex does not have any special voting rights, any veto rights or any other participating rights which enable Scailex to participate in determining financial and operating decisions of Jemtex;

(iv)	Participation on the board of directors (which is the governing body in Jemtex). Scailex has no right to appoint a director to the board of Jemtex. While Scailex does have the right to appoint a board observer, such observer has no voting or other power with respect to the board of directors of Jemtex; and

(v)	Majority ownership of Jemtex is concentrated among a small group of shareholders (a new investor and Jemtex management) who operate Jemtex without regard to the views of the Company.

Paragraph 11b of EITF 03-13: “The ongoing entity and the buyer (or the disposed components) are parties to a contract or otherwise parties to an arrangement that in substance enables the ongoing entity to exert significant influence over the disposed component’s operating and financial policies.”

Management of Scailex has concluded that there is no arrangement of any kind that enables Scailex to exert significant influence over Jemtex.

Based on the above discussion and analysis, management has concluded that there is no significant continuing involvement of Scailex with Jemtex. Because the requirements set forth in each of the two conditions of par 42 of FAS 144 have been satisfied, management further concluded that Jemtex should be properly reported under discontinued operations, and the remaining investment in Jemtex is to be accounted for under the cost method.

In addition, Scailex acknowledges to the Staff that:

—	Scailex is responsible for the adequacy and accuracy of the disclosures in Scailex's filings;

—	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

—	Scailex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please call the undersigned at 972-3-607-5855.

Very truly yours, /s/ Yahel Shachar Mr. Yahel Shachar

cc:	Mr. Shachar Rachim Perry Wildes, Adv. Daniel Wolf, Esq.